# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solaris Energy Infrastructure, Inc., CIK 0001697500
CUSIP: 83418M103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 Katy Freeway Suite 300, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001558370-21-001042
Filed by CIK 0001705554

## Reporting persons
- Solaris Energy Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,513,496; shared voting power 0; sole dispositive power 3,513,496; shared dispositive power 0; aggregate amount beneficially owned 3,513,496 (8.5% of the class)
  Comment: Solaris Energy Capital, LLC holds a direct interest in 3,513,496 shares of the Issuer's Class B common stock. William A. Zartler holds an indirect interest in 3,513,496 shares of Class B common stock through Solaris Energy Capital, LLC. Mr. Zartler is the sole member of Solaris Energy Capital, LLC and has the authority to vote or dispose of the shares held by Solaris Energy Capital, LLC in his sole discretion. Shares of the Issuer's Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

## Item 1. Issuer
Name of issuer: Solaris Energy Infrastructure, Inc.
Address of issuer's principal executive offices: 9651 Katy Freeway Suite 300, Houston, Texas 77024

## Item 2. Person Filing
Name of person filing: Solaris Energy Capital, LLC
Address of principal business office or, if none, residence: 9651 Katy Freeway Suite 300, Houston, Texas 77024
Citizenship: Solaris Energy Capital, LLC is organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,513,496
Percent of class: 8.5
Sole power to vote or to direct the vote: 3,513,496
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,513,496
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Solaris Energy Capital, LLC: /s/ William A. Zartler, William A. Zartler / Sole Member (02/14/2025)